Exhibit VII

REPORT OF THE BOARD OF DIRECTORS

NIB's lending operations for 2003 showed balanced growth, despite the general cyclical weakness of international economic conditions. Important strategic questions on the agenda of the Board of Directors were, primarily, financing of environmental investments and the Bank's engagement in the neighbouring areas to the Nordic countries. The work within the Northern Dimension Environmental Partnership was given particular attention. The Board proposed an increase in the Bank's special loan facility for Project Investment Loans outside the Nordic countries. In addition, the Board actively followed up the work done internally on updating the IT systems and developing the credit management. Much of the Board's work especially in the second half of the year revolved around preparations for the Baltic countries' forthcoming membership in NIB.

Increase of the PIL facility
NIB's owners attach great importance to outward-oriented activities that strengthen the internationalisation of the Nordic industry and commerce. The Bank finances investment projects that are of mutual interest for the Nordic countries and the borrower countries, and that are important for economic growth. NIB can provide loans and guarantees for projects outside the Nordic countries under a special loan facility called the Project Investment Loan facility, PIL, with special guarantees from the Bank's owners.

At their meeting on 27 October 2003, the Nordic Ministers of Finance and Economy approved a proposal by the Bank's Board to increase the PIL facility from EUR 3,300 million to EUR 4,000 million, without changing the ceiling of the owners' PIL guarantees, which remains at EUR 1,800 million. The guidelines for calling the guarantees for this loan facility, which has hitherto not caused any losses, will be changed so that the Bank itself would be responsible for the first losses incurred under the PIL facility up to the amount available in the Bank's Special credit risk fund for PIL. Only after this can the Bank call the member countries' guarantees. As a consequence of these changes the Bank's Board intends to propose significant allocations to the Special credit risk fund for PIL in the next few years. The Board proposes to its owners an appropriation of EUR 90 million in the Bank's Financial Statements for 2003 for this purpose.

The increase of the PIL facility together with the revised guidelines for calling the PIL guarantees will become effective 1 July 2004.

Baltic NIB membership
The Bank's owners have decided to broaden NIB's ownership base. At the Oslo meeting of Prime Ministers on 26 October 2003, at which the Baltic heads of government met with their Nordic colleagues, the eight Prime Ministers agreed on the general terms for expanding NIB's membership. They asked their Ministers of Finance and Economy to negotiate an inter-governmental agreement with the aim of the Baltic countries becoming members on equal terms with the Nordic countries. This means that Estonia, Latvia and Lithuania will become members of NIB with the same rights and obligations that are set forth in the present Agreement on NIB.

The negotiations were completed at the turn of the year and the new Agreement on NIB was signed on 11 February 2004. The goal is to have the ratification process for the individual countries completed by the end of 2004, and for the new Agreement to become effective at the beginning of 2005. Membership of the Baltic countries in NIB represents an important milestone in the Bank's history.

Summary of the year 2003
NIB's operations developed well during 2003, and the demand for NIB's financing was relatively firm, despite the cyclical downturn in the international economy and the continued moderate economic activity in the Nordic countries. Economic growth in the Nordic countries is estimated to just over 1% during 2003. This modest growth was primarily due to weak demand in international export markets. The propensity to invest was low, and the volume of investments declined on average in the Nordic area by about 2% during 2003.

NIB's results for the year 2003 were good. Profits amounted to EUR 151 million, compared with EUR 142 million in 2002. Net interest income rose to EUR 155 million during the year, compared with EUR 150 million in 2002.

Disbursements of new loans rose to EUR 1,841 million in 2003, compared with EUR 1,648 million in 2002. Loans agreed in 2003 amounted to EUR 1,859 million (2002: 1,807). Loans outstanding at year-end totalled EUR 10,522 million (10,110).

The credit quality of the Bank's lending portfolios and financial counterparties has continued to be maintained at a high and stable level. During the period under review, new specific provisions for possible loan losses in a total amount of EUR 1 million were recognised in the Profit and Loss Account. Taking into account the reversals of previously made provisions for loan losses, the net result is a EUR 0.3 million positive effect on the profit.

New borrowing amounted to EUR 3,258 million (3,320). Outstanding borrowings amounted to EUR 13,087 million (13,150) at year-end. NIB carried out its second USD 1 billion global issue under its global borrowing programme.

At year-end, total assets amounted to EUR 16.7 billion (15.9). Net liquidity amounted to EUR 2,744 million (2,947). The Board proposes that EUR 41.3 million (40.3) be paid as a dividend to the Bank's owners, the Nordic countries, for year 2003.

LENDING

Nordic countries
Lending in the Nordic countries maintained the same level as last year, despite the prevailing weak economic conditions. In particular in energy and environmental sectors NIB added value for its clients by offering long-term financing for large and long-term investments, in line with its role as provider of complementary financing.

Disbursements of new loans in 2003 amounted to EUR 1,277 million (1,268). The stable demand for NIB loans can partly be explained by the fact that commercial banks tend to be reluctant to grant long-term loans in uncertain market conditions. This, in turn, has the effect of strengthening NIB's complementary role.

Nordic loans outstanding amounted to EUR 8,350 million (7,975) at year-end. NIB entered into loan agreements amounting to EUR 1,302 million (1,289). Exchange rate fluctuations have had an impact on the amounts of NIB's loan portfolio. The weakening of the dollar has caused a decrease in the loan portfolio expressed in euros, since almost one-fifth of Nordic loans are denominated in dollars.

For the third year in a row, there was a significant amount of financing of energy investments having a positive effect on the environment. This sector accounted for 31% (31) of Nordic lending. The Bank made loan disbursements to energy investments in the Nordic countries, and these disbursements represented a considerable portion of the year's total disbursements in Finland, Denmark, and Norway in particular.

The manufacturing industry is still the most important sector in the Bank's Nordic lending operations, with a share of 42% (42) of new lending. The manufacturing sector was dominated by disbursements to the pulp and paper industry, as well as the food and beverage industries. New lending to financial intermediaries for onlending to small and medium-sized companies amounted to 9% (9).

The portion of new lending denominated in euros amounted to 61% (62). The share of new lending in US dollars decreased to 7%, compared with 11% last year. Lending in Danish kroner rose from 5% in 2002 to 13%, while lending in Norwegian kroner amounted to 5%, the same percentage as last year. The portion of lending in Swedish kronor declined from 14% to 13%.

Of the total amount of loans disbursed, 24% (33) involved the financing of infrastructure projects. About 25% (28) of the lending went to cross-border investments, with Finnish and Swedish companies in particular as investors. Environmental investments accounted for 18% (17) of disbursements, and investments in research and development accounted for 12% (8).

International lending
Demand for the Bank's international loans was good in 2003. The Bank granted new loans in the amount of EUR 741 million (789) distributed as follows: EUR 359 million to 18 individual projects and EUR 382 million to 17 loan programmes in cooperation with financial and other intermediaries. At present, the Bank has loans outstanding in 31 countries outside the Nordic area.

The Bank entered into loan agreements in the amount of EUR 557 million (518) during the year. Loan disbursements amounted to EUR 564 million (380). The largest borrower regions during the period were Latin America, Asia and the Baltic countries. Loans outstanding amounted to EUR 2,172 million (2,135) at year-end. Loans agreed but not disbursed amounted to EUR 764 million (920) at year-end.

The disbursements of the year were dominated by loans to infrastructure investments, particularly the energy sector with a 16% share and the transportation and telecommunications sector with a 40% share. The share of disbursements to environmental projects and the health and healthcare sector amounted to 14% and 5% of loans disbursed, respectively.

There is a wide geographic distribution in NIB's lending outside the Nordic countries. Of outstanding loans, the portion of loans to Central and Eastern Europe amounts to 32% (of which the Baltic countries make up more than half), 17% of loans are to countries in the Middle East and Africa, 33% to Asia, and 18% to Latin America.

To a large extent, NIB's international loans are made directly to governments, or with a government guarantee, for important public projects. At present an increasing share of loans is also being made for projects in the private sector. This usually concerns projects within privatised infrastructure-telecommunications or energy, for example.

NIB also cooperates across a broad spectrum with financial inter-mediaries in most of the countries of operation outside the Nordic area. Lending through intermediaries forms an increasing part of the international operations. This part amounted to 23% of disbursements during the year and 24% of total international loans outstanding.

Neighbouring areas
In accordance with its strategy, NIB contributes to the financing of projects for sustainable economic development in the Nordic countries' neighbouring areas, that is, Estonia, Latvia and Lithuania, Poland, and northwestern Russia. NIB's activities in the neighbouring areas constitute an important part of its lending operations. The Bank allocates considerable resources to these activities, which are primarily focused on environmental, transportation, and energy investments.

Lending to the Baltic countries rose considerably during the year. In particular, the Bank registered growth in the financing of infrastructure projects in the energy and transportation sectors, as well as in the local government sector. In the Baltic countries and Poland, NIB increased its involvement further in the energy sector, for example with a loan to the state-owned Latvian power company. During the last few years, NIB has been a significant financier of investments in the energy sector in the Baltic countries, and has thereby contributed to energy efficiency and to a more secure and cleaner energy supply.

The share of the environmental sector in the lending to the Baltic countries and Poland continues to be significant. NIB continued to support actively the development of national Baltic environmental financiers that act as intermediaries for projects in the environmental area. A programme including almost 60 state and municipal administration buildings received financing for improving the energy efficiency in Lithuania. In addition, loans were granted to approximately 30 municipal environmental projects in Estonia, Latvia and Poland.

One of the most important projects within the framework of the Bank's environmental loan facility is the modernisation of the nickel smelting plant, Pechenga Nikel, on the Kola Peninsula. The project will result in highly significant reduction of sulphur dioxide emissions in the Nordic area from 2007, which is when the modernisation of the plant is planned to be completed.

ENVIRONMENTAL FINANCING

Financing environmental investment is one of the cornerstones of NIB's lending operations. During the year, 22 new environmental loans for a total of EUR 379 million were granted. Of the loans disbursed during the period, 17% were environmental loans. In the Nordic countries, NIB granted loans to five companies in the pulp and paper industry for various environmental investments which lead to cleaner production processes. Environmental loans were also made to, for example, an oil refinery for utilising biofuel, to a wind power station, investments in a geothermal power station, and for energysaving measures in district heating systems.

The increase in NIB's environmental loan facility for the neighbouring areas (MIL) from EUR 100 million to EUR 300 million, which came into force in the beginning of the year, means that the Bank has increased possibilities to finance urgent environmental projects in the neighbouring areas. The new ceiling can also be used in a wider geographical area than was the case previously.

NIB has participated in the financing of a number of environmental projects in the Nordic countries' neighbouring areas where the construction work has already begun or is in the final phase.

Northern Dimension Environmental Partnership
NIB gives priority to both environmental projects and projects in the neighbouring areas, and therefore plays an active role in the Northern Dimension Environmental Partnership (NDEP), the purpose of which is to coordinate and streamline the financing of environmental projects with cross-border impact in the Northern Dimension area.

NDEP consists of a Steering Group and a support fund. The support fund is meant to be used to finance NDEP projects in combination with long-term loans from international financial institutions as well as local funds. Activities are directed by the Steering Group, which prioritises projects and appoints a lead bank for each project. Permanent members of the Steering Group are the EBRD, EIB, NIB, the World Bank, the European Commission and Russia.

As part of the initial operations, a programme including twelve traditional environmental projects in Russia has been prepared within the partnership. NIB will carry out the preparation and coordination of seven of the twelve projects. NDEP's working programme also comprises investments to tackle the environmental risks associated with radioactive waste on the Kola peninsula. A facility of EUR 500 million has been defined for the initial measures to be taken in this critical area.

During the course of 2003, NIB, acting within the NDEP, launched a special environmental investment programme for the upgrading and modernisation of the industries around lakes Ladoga and Onega, as well as the Neva river, in northwestern Russia. The programme is expected to result in a reduction of the high level of emissions from industrial operations in the region, and will thereby have positive environmental effects on the Baltic Sea area. The Bank has prepared a loan facility with a Russian intermediary bank for the financing of individual projects.

In March 2003, after three years of preparatory work and negotiations, the Bank signed a loan agreement with a Russian project company regarding the construction of the southwestern wastewater treatment plant in St. Petersburg. The investment will significantly reduce emissions of pollutant wastewater into the Gulf of Finland and the Baltic Sea. The construction work has begun and the wastewater treatment plant will be completed in 2005. Loan disbursements to the project have started. Since the year 2000, NIB has acted as lead bank in the financing syndicate, and has coordinated the aid financing for the project.

During the year, NIB also granted a loan to finance a sludge incinerator at the northern treatment plant in St. Petersburg. Construction of the wastewater treatment plant in Sestroretsk, northwest of St. Petersburg, also began during 2003. The project is cofinanced by NIB, along with the Finnish Ministry of the Environment and SIDA.

In order to facilitate the financing of small environmental projects in northwestern Russia, a loan programme was established during the year with a Russian intermediary bank. The purpose is to allocate funds for, among others, the development of water supply and wastewater treatment in a number of municipalities in the Leningrad region. These environmental projects will also be financed with bilateral aid from Finland and Sweden, as well as by NDEP's support fund.

FINANCIAL ACTIVITIES

NIB's borrowing on capital markets in 2003 amounted to EUR 3,258 million (3,320). Repayments of previously issued loans corresponded to EUR 1,870 million (1,787). Borrowings outstanding amounted to EUR 13,087 million (13,150) at year-end. During the year, 82 (83) funding transactions were carried out in 13 (12) different currencies.

During the year NIB carried out its second global benchmark issue of USD 1 billion. The first global benchmark issue was carried out in December 2002. The issue in 2003, with a maturity of five years, was very well received in the market. Of the bonds 35% were placed with investors in North America, 28% with investors in Asia, 22% with investors in Europe, and 15% with investors in the Middle East and Africa.

The US dollar was the Bank's most important borrowing currency in 2003, with a share of 57% of NIB's new borrowings. The Bank issued USD-denominated bonds corresponding to EUR 1,860 million, distributed over 27 transactions.

Borrowing in the Asian capital markets amounted to 21% of the total borrowing volumes for 2003, with 35 transactions in the Japanese yen accounting for 10%, the Taiwanese dollar for 9%, and the Hong Kong dollar for 2%.

The demand continues to be good for so-called uridashi issues, which are aimed at private Japanese investors, and the Bank has issued this kind of bonds in several different currencies. During the year NIB also borrowed in euros, Swedish kronor and Norwegian kroner, New Zealand dollars, Polish zloty, and Latvian lats. NIB thus borrows in many different currencies, which are then swapped with reliable counterparties into the currencies that are demanded by the Bank's customers.

The Bank's equity amounted to EUR 1,650 million at the end of 2003. The Bank invests an amount corresponding to its equity in portfolios of interest-bearing securities denominated in euros. For accounting purposes, these placements are divided into two portfolios: the held-to-maturity portfolio, consisting of securities which are anticipated to be held until maturity, and the marked-to-market portfolio, consisting of securities which can be bought and sold, based on the assessment of market developments. The marked-to-market portfolio accounted for 32% of NIB's equity at year-end.

The Bank's net liquidity amounted to EUR 2,744 million at the end of 2003. This is in line with the Bank's long-term goal of maintaining a net liquidity level that corresponds to the Bank's requirements for the following 12 months. This level of net liquidity enables the Bank to enter into borrowing transactions when capital market conditions are deemed to be favourable.

COOPERATION WITH FINANCIAL INSTITUTIONS

NIB places great importance on its cooperation with commercial banks in and outside the Nordic countries, as well as with international financial institutions, in order to create added value for its customers through supplementing other sources of finance with long term loans. The cooperation with other financiers deepened in a number of areas during the year.

NIB has close cooperation with the other financial institutions within the Nordic Financial Group (the Nordic Development Fund, NDF; the Nordic Environment Finance Corporation, NEFCO; and the Nordic Project Fund, Nopef). These three sister organisations of NIB have their offices in the Bank's building in Helsinki. During 2003, NIB's cooperation with NEFCO increased further through the participation in NDEP projects in northwestern Russia.

NIB has cooperation agreements with international and regional development banks, such as the Asian Development Bank, ADB; the African Development Bank, AfDB; the European Bank for Reconstruction and Development, EBRD; the Inter-American Development Bank, IDB; as well as the IBRD, IDA, and IFC within the World Bank Group.

The Banks's cooperation within the NDEP with the EBRD, EIB, the World Bank Group, and the EU Commission has developed further during the year.

The cooperation with Nordic commercial banks and savings banks continued to develop in a positive way. NIB has increased its participation in medium-term note programmes arranged by Nordic commercial banks for financing large Nordic industrial companies' investments.

Channelling part of the lending via intermediaries is an effective way for the Bank to participate in financing investments of small and medium-sized companies in particular. This is important in the Nordic countries, but also in the neighbouring areas. NIB has agreements with more than 30 Nordic banks and financial institutions which act as intermediaries for lending to SMEs in the Nordic countries. NIB also cooperates across a broad spectrum with financial intermediaries in most of the countries with which it has cooperation agreements outside the Nordic area. The number of intermediaries outside the Nordic countries today is more than 30, of which 20 are financial intermediaries – often state-owned development banks or local commercial banks.

RISK MANAGEMENT AND INTERNAL AUDIT

The Bank's risk management guidelines are characterised by a prudent attitude towards risk-taking. The Statutes, for example, call for adequate security for loans, as well as the avoidance of currency risks. Compliance with these general guidelines is followed in practice by an extensive system of limits and monitoring.

During 2003 the Bank continued its work of developing and improving its risk management methods, which combine a traditional system of management by limits and the use of benchmarks with a model-based follow-up of portfolio risk. These two different approaches complement each other and are used in the management of both market risk and credit risk.

The goal for the management of the Bank's financial portfolio is to make certain that NIB is sufficiently well prepared financially to meet its operational needs, and to maintain its status as a borrower while simultaneously contributing to income generation by virtue of active asset management. The high quality of the Bank's financial exposure has been maintained during the year.

The Board has decided to introduce a system of transaction-based provisions in 2004, whereby the need to make provisions to cover the risks of possible loan losses is connected with specific, individual loans. The system, once introduced, will increase the efficiency of the Bank's capital allocation in accordance with its owners' goals and will allow for optimal allocation of the Bank's capital, both as regards the capital backing of individual loans and the backing of the Bank's various portfolios. To this end, systems and models that already exist within the Bank are being further developed. In the event it is deemed preferable, new tools will either be acquired from external sources or developed within the Bank.

The quality of the Bank's portfolios, taken as a whole, continues to be very high. The portfolios are well balanced both geographically and as regards sector distribution and degree of concentration. During the year under review, specific provisions for possible loan losses of EUR 1 million on Nordic loans were recognised in the Profit and Loss Account. At the end of the year, the Bank's assets were mainly of the same high quality as at the beginning of the year.

The Bank's internal audit, which is a part of the internal control of the Bank, has been evaluated by independent external experts during the year. This external evaluation confirmed that the internal audit follows international professional standards established by the Institute of Internal Auditors.

ADMINISTRATION

At year-end the number of employees was 147 (144). The staff training programme exhibited a high level of activity during the year, including both leadership training around the theme of communication and leadership, and language training.

NIB continued the work on its development programme from 2002 for the modernisation of the most important computer systems, and reached a decision on the acquisition of a new loan portfolio administration system. The process of deciding which system to purchase also took into account the need to adapt the new system to the operational activites and integrate it with the Bank's other existing IT systems. Implementation of the new lending system was started together with the Nordic supplier of the system during autumn 2003.

The work on modernising the Bank's accounting system was started by mapping the scope of and needs in this area. The choice of system and supplier is being prepared.

RESULT

NIB has since 1994 prepared its Financial Statements in compliance with International Financial Reporting Standards IFRS. The Bank shows a profit of EUR 151 million for 2003, compared with EUR 142 million in 2002. This represents an increase of 6.9%. Net interest income rose to EUR 155 million (150). Profits rose as a result of improved net interest income, higher return on financial transactions, and lower provisions for loan losses. In 2003, profits from financial transactions were EUR 14.6 million, an increase of EUR 1.6 million. The increase is partially due to the effect on profits from unrealised gains of items that are valued at fair value in accordance with IAS 39. The provisions made for possible loan losses in 2003 and the reversals of previous provisions had a net effect of EUR +0.3 million (-3.5) in the Profit and Loss Account. New possible loan losses were recorded on a gross basis in the amount of EUR 1 million.

Profit as a proportion of average equity was 9.5% (9.5). This can be compared with the last 5 years' moving average for the 5-year EUR interest rate, which was 4.5% (4.7). The corresponding annual average figure for 2003 was 3.5% (4.5).

As of 31 December 2003, NIB's equity, which consists of capital paid in by the owners plus accumulated reserves, amounted to EUR 1,650 million (1,540), corresponding to 9.9% (9.7) of total assets.

OUTLOOK

The world economic outlook for 2004 is characterised by uncertainty, but gives hope for a change in the state of the market, following the protracted cyclical weakness that has characterised the economies of the industrial countries over the last few years. Signs of an upturn in the US economy are to be seen, and recovery may also be on its way in the EU, although at a slower pace. An average economic growth rate of just over 2% is expected for the Nordic countries for 2004, which is more than the average for the EU. As regards the countries that are important for NIB's lending activities outside the Nordic region, their growth rate is expected to be good, and significantly higher than for the EU – a continuation of the trend in 2003. Despite the economic recovery, forecasts do not indicate a strong increase in investment volumes in the Nordic countries in 2004. The demand for NIB's long-term loans in the Nordic countries is expected to be at about the same level as in 2003.

The Bank will continue its cooperation with Nordic financial institutions, both through loan facilities to financial intermediaries for onlending to projects of small and medium-sized companies, and through direct financing of large projects in basic industries within the Nordic countries. In this latter category, NIB can provide long-term loans that complement the commercial banks' financing. Priority will be given to the financing of environmental and infrastructure projects, as well as Nordic companies' projects in the neighbouring areas. The upcoming membership in NIB of Estonia, Latvia, and Lithuania will further sharpen the Bank's focus on projects in those countries.

The EU enlargement from 1 May 2004 is a watershed in the economic development of the Central and Eastern European countries. The enlargement will have an effect on the Bank's future operations. During the years to come, NIB intends to deepen its cooperation with the new EU countries, particularly with the Bank's three new member countries and Poland. In this cooperation, NIB is going to place a great deal of importance on the energy sector and environmental investments. Projects in the Baltic area will to a great extent be carried out in cooperation with EU affiliated financing sources, such as EU's structural and cohesion funds.

As regards NIB's lending outside the Nordic and Baltic countries, preparation is continuing on important projects within the Northern Dimension Environmental Partnership, with an emphasis on northwestern Russia. NIB has an important and growing role within the NDEP. Projects in other parts of the world are being prepared within infrastructure, particularly energy, transport, and communications, but also in the extractive industries that make use of Nordic expertise. Brazil has become a new growth market for NIB starting in 2003, and is expected to become increasingly important in the years to come.

International lending operations will continue to focus on loans to governments and to government-guaranteed borrowers. In certain cases, however, the financing of infrastructure and industry projects with the participation of the private sector (e.g. PPPs – Public Private Partnerships) will be prepared.

NIB's owners give strong priority to outward-oriented operations in order to support the internationalisation of the member countries' industry, which is an important source of economic growth. This continues to characterise the Bank's operations. In view of NIB's good experience with the PIL facility during two decades without losses, and given the Bank's strong financial position, it was decided that the PIL facility can be increased to EUR 4 billion without increasing the owners' specific guarantees for PIL loans. The guarantees will thus remain at the level of EUR 1,800 million. The increase in the PIL lending facility will enable NIB to continue to develop its international lending operations in the years ahead.

The adjusted guidelines for calling the PIL guarantees, which will become effective by the middle of the year 2004, stipulate that the Bank itself bears responsibility for the first loan losses under the PIL facility, up to the amount available in the Special credit risk fund for PIL. For this purpose, the Board of Directors intends to propose that the Bank allocate significant amounts from the Bank's profits to the Special credit risk fund for PIL during the next few years. The Board's view is that the revision of the guidelines for calling the guarantees of the PIL facility can be made safely as far as risk is concerned, considering NIB's good experience of PIL during its existence and considering the prudent risk-taking of the Bank. This prudence characterises NIB's lending activities in general.

NIB continues its flexible and global borrowing strategy in 2004. This strategy calls for aiming at meeting investors' demand for attractive investment possibilities, and at the same time achieving cost efficiency in the Bank's financing. NIB will strengthen and further develop the guidelines for managing its financial assets during the coming year.

The Bank's operational results for the year 2004 are expected to be in line with last year's, even though a certain degree of uncertainty about to the development of the world's financial markets is unavoidable, not the least as regards the development of the USD/EUR exchange rate.

PROPOSAL BY THE BOARD OF DIRECTORS TO THE NORDIC COUNCIL OF MINISTERS

The Board of Directors' proposal for the allocation of profits for the year 2003 takes into consideration that the Bank's operations are carried out with an objective to achieve a reasonable return on the Bank's equity and a satisfactory dividend to the owners. The proposal will facilitate the continuing accumulation of the Bank's equity and keep its ratio of equity to total assets at a secure level, both of which are prerequisites for maintaining the Bank's high creditworthiness.

The Board of Directors proposes to the Nordic Council of Ministers that the profit for 2003 of EUR 151,334,450.72 be allocated as follows:

•	That no transfer be made to the Statutory Reserve. Accordingly, the Statutory Reserve amounts to EUR 644,982,835.99 or 16.1% of the Bank's authorised capital of EUR 4,000,000,000.00.
•	That EUR 90,000,000.00 be transferred to the statutory Credit Risk Fund for Project Investment Loans.
•	That EUR 20,000,000.00 be transferred to the General Credit Risk Fund as a part of equity.
•	That EUR 41,334,450.72 be distributed as dividends to the owners.

The Profit and Loss Account, Balance Sheet, Changes in Equity and Cash Flow Statement, as well as the Notes to the Financial Statements

Helsinki, 4 March 2004

Claes de Neergaard
Bolli Thór Bollason
Bo Göran Eriksson
Ib Katznelson
Lars Kolte
Bo Marking
Thorsteinn Ólafsson
Kristina Sarjo
Arild Sundberg
Eli Telhaug
Jón Sigurðsson

PROFIT AND LOSS ACCOUNT 1 JANUARY – 31 DECEMBER

	Note	2003	2002
		1,000 EUR	1,000 EUR

Interest income		469,341	528,496
Interest expense		-313,912	-378,775
Net interest income	(1),(2)	155,429	149,721

Commission income and fees received	(3)	4,876	5,621
Commission expense and fees paid		-1,470	-1,204
Net profit on financial operations	(4)	14,569	13,003
Foreign exchange losses		-23	-44
Operating income		173,381	167,098

Expenses
General administrative expenses	(5)	19,753	19,693
Depreciation and write-down in value of tangible
and intangible assets	(10)	2,600	2,300
Provision (-reversals) for possible loan losses	(6),(8)	-307	3,475

Total expenses		22,047	25,468

PROFIT FOR THE YEAR		151,334	141,631

The Nordic Investment Bank's accounts are kept in euro.

BALANCE SHEET AT 31 DECEMBER

		Note	2003	2002
			1,000 EUR	1,000 EUR
ASSETS		(1),(19),(20)

Cash and cash equivalents		(18), (21)	2,996,669	3,227,307

Financial placements		(7),(18)
Placements with credit institutions			124,364	100,389
Debt securities			1,254,377	970,335
Other			8,152	5,933
			1,386,893	1,076,657

Loans outstanding		(8),(18)	10,522,411	10,110,258

Intangible assets		(9)	2,570	1,986

Tangible assets		(9)	34,631	34,007

Other assets		(11),(18)
Derivatives			1,387,480	1,160,977
Other assets			5,083	5,140
			1,392,563	1,166,117

Accrued interest and fees receivable			330,519	331,670
Total assets			16,666,256	15,948,001

LIABILITIES AND EQUITY		(19),(20)

Liabilities
Amounts owed to credit institutions		(18)
Short-term amounts owed
to credit institutions		(21)	252,373	280,749
Long-term amounts owed
to credit institutions			114,364	100,340
			366,738	381,089
Debts evidenced by certificates		(12),(18)
Debt securities issued			12,822,379	12,850,484
Other debt			264,300	299,301
			13,086,679	13,149,784

Other liabilities		(13),(18)
Derivatives			1,266,571	582,238
Other liabilities			15,066	3,679
			1,281,638	585,917

Accrued interest and fees payable			281,592	291,161
Total liabilities			15,016,646	14,407,951

Equity
Authorised and subscribed
capital	4,000,000
of which callable capital	-3,595,740
Paid-in capital	404,260	(14)	404,260	404,260
Reserve funds		(15), (16)
Statutory reserve			644,983	553,952
General credit risk fund			337,000	327,000
Special credit risk fund PIL			98,200	98,200
Fund, HIPC programme			4,300	4,000
Other value adjustments			9,532	11,007
Profit for the year			151,334	141,631
Total equity			1,649,610	1,540,050

Total liabilities and equity			16,666,256	15,948,001

Guarantee commitments		(8), (17)	28,572	31,981
Collateral and commitments		(17)

The Nordic Investment Bank's accounts are kept in euro.

CHANGES IN EQUITY
(Amounts in EUR million)

	Paid in capital	Statutory reserve	General credit risk fund	Special credit risk fund PIL	Fund, HIPC programme	Other value adjustments	Profit for the year	Total

Equity at 31 December 2001	404.3	529.4	276.0	84.0	2.0	14.1	130.7	1,440.5
Appropriations between reserve funds		24.5	51.0	14.2	2.0		-91.7	0.0
Dividend payment							-39.0	-39.0
Available-for-sale portfolio						-2.0		-2.0
Hedge accounting						-1.1		-1.1
Profit for the year							141.6	141.6

EQUITY AT 31 DECEMBER 2002	404.3	554.0	327.0	98.2	4.0	11.0	141.6	1,540.1

Appropriations between reserve funds		91.0	10.0		0.3		-101.3	0.0
Dividend payment							-40.3	-40.3
Available-for-sale portfolio						1.7		1.7
Hedge accounting						-3.1		-3.1
Profit for the year							151.3	151.3

EQUITY AT 31 DECEMBER 2003	404.3	645.0	337.0	98.2	4.3	9.5	151.3	1,649.6

Proposed appropriation of the year's profit						2003		2002
Appropriation to statutory reserve						–		91.0
Appropriations to credit risk reserve funds
General credit risk fund						20.0		10.0
Special credit risk fund PIL						90.0		–
Fund, HIPC programme						–		0.3
Appropriation to dividend payment						41.3		40.3
PROFIT FOR THE YEAR						151.3		141.6

The Nordic Investment Bank's accounts are kept in euro.

CASH FLOW STATEMENT 1 JANUARY – 31 DECEMBER

	Note	2003	2002
		1,000 EUR	1,000 EUR

Cash flows from operating activities	(21)	152,211	137,300

Cash flows from investing activities

Lending
Disbursements of loans		-1,842,064	-1,649,533
Repayments of loans		749,739	1,014,066
Exchange rate adjustments		666,094	622,897

Placements and debt securities
Purchase of debt securities		-606,556	-323,459
Sales of debt securities		311,156	183,796
Placements with credit institutions		-28,127	-29,430
Other financial placements		-549	453
Exchange rate adjustments etc.		9,224	15,118

Other items
Change in other assets		46,565	4,609
Change in tangible and intangible assets		-3,809	-1,862
Investing activities, total		-698,328	-163,345

Cash flows from financing activities

Debts evidenced by certificates
Issues of new debt		3,257,711	3,320,139
Redemptions		-1,870,382	-1,786,745
Exchange rate adjustments		-1,322,162	-1,022,040
Issuing charges		-3,137	-2,283

Other items
Placements from credit institutions		14,025	26,059
Change in other liabilities		308,101	-164,565
Dividend paid		-40,300	-39,000
Financing activities, total		343,855	331,565

CHANGE IN NET LIQUIDITY	(21)	-202,262	305,521

Opening balance for net liquidity		2,946,558	2,641,036
Closing balance for net liquidity		2,744,295	2,946,558

The Nordic Investment Bank's accounts are kept in euro.

GENERAL OPERATING PRINCIPLES

The operations of the Nordic Investment Bank are governed by an agreement among the governments of Denmark, Finland, Iceland, Norway and Sweden, and the Statutes adopted in conjunction with that agreement. A new agreement, which replaced the previous agreement of 4 December 1975, was signed by 23 October 1998 and entered into force on 18 July 1999. The new agreement further strengthens the Bank's status as a multilateral financial institution as well as its legal status.

In the member countries, the Bank is exempt from payment restrictions and credit policy measures, and has the legal status of an international juridical person, with full legal capacity. The agreement contains provisions concerning the Bank's immunity and the exemption of the Bank's assets and income from all taxation.

The purpose of the Bank is to grant loans and issue guarantees on sound banking terms and in accordance with socio-economic considerations for the implementation of investment projects of interest to the Nordic countries and other countries which receive loans or guarantees from the Bank.

The headquarters of the Bank are located in Helsinki, Finland.

SIGNIFICANT ACCOUNTING PRINCIPLES

RISK MANAGEMENT
INTERNAL AUDIT
SEGMENT INFORMATION
RECLASSIFICATIONS

Basis for preparing the Financial Statements
The Bank's Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). Since 1 January 1999, the Bank's accounts are kept in euro. The Bank's Financial Statements are presented in millions or thousands of euros. With the exceptions noted below, they are based on historical cost.

Assessments made in preparing the Financial Statements
As part of the process of preparing the Financial Statements, the Bank's management is required to make certain estimates and assumptions that have an effect on the Bank's profits, its financial position and other information presented in the Annual Report. These estimates are based on available information and the judgements made by the management. Actual outcome may deviate from the assessments thus made, and such deviations may at times be substantial compared to the Financial Statements.

Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are recognised in the accounts at the exchange rate prevailing on the closing date. Non-monetary assets and liabilities are recognised in the accounts at the euro rate prevailing on the transaction date. Income and expenses recognised in currencies other than the euro are converted on a monthly basis to euro, in accordance with the euro exchange rate at the end of each month.

Realised and unrealised exchange rate gains and losses are recognised in the Profit and Loss Account.

The Bank uses the official exchange rates published for the euro by the European Central Bank.
See note 22.

Cash and cash equivalents, net liquidity
The item "Cash and cash equivalents" refers to monetary assets and placements with original maturities of 6 months or less, calculated from the time the acquisition and placements were made. The item also includes placements in liquid debt securities at floating interest rates, regardless of original maturity.

Net liquidity refers to the net amount of monetary assets, placements and liabilities with original maturities of 6 months or less calculated from the time the transaction was entered into, as well as placements in liquid debt securities at floating interest rates irrespective of original maturity. This corresponds in substance to the Bank's operational net liquidity.

Financial placements
Items recognised as financial placements in the Balance Sheet include placements with credit institutions and in debt securities, for example bonds and other debt certificates, as well as certain placements in instruments with equity features. The placements are initially recognised on the settlement date. Their subsequent accounting treatment depends on the purpose in holding the assets.

Financial assets held for trading are carried at fair value. Changes in fair value are recognised in the Profit and Loss Account. Held-to-maturity financial assets are carried at amortised cost. These financial assets are assessed on an ongoing basis for impairment.

Available-for-sale financial assets are measured at fair value. Unrealised value changes are recognised in "Equity" under the item "Other value adjustments" until the asset is sold or the unrealised loss is considered to be permanent. When the placement is sold or written down, the accumulated unrealised gain or loss is transferred to the year's profit or loss, and becomes part of "Net profit on financial operations".

Lending
The Bank may grant loans and provide guarantees under its Ordinary Lending or under various special lending facilities. The special lending facilities consist of Project Investment Loans (PIL loans), Environmental Investment Loans (MIL loans) and Baltic Investment Loans (BIL loans).

Ordinary Lending includes loans and guarantees in and outside the Nordic countries, as well as Regional Loans in the Nordic countries. The Bank's Ordinary Lending ceiling corresponds to 250% of its authorised capital and accumulated general reserves and amounts to EUR 12,505 million following the appropriations of the year's profits in accordance with the Board of Directors' proposal.

Project Investment Loans are granted for financing creditworthy projects in the emerging markets of Asia, the Middle East, Central and Eastern Europe, the Baltic countries and Poland, Latin America and Africa. The Bank's Statutes permit such loans to be granted, and guarantees issued, up to an amount corresponding to EUR 3,300 million. The member countries guarantee 90% of each loan under the PIL loan facility up to a total amount of EUR 1,800 million. Payment under the member countries' guarantees takes place at the request of the Board of Directors, as provided for under an agreement between the Bank and each individual member country. During the year under review, the Nordic Council of Ministers approved an increase in the PIL loan facility from EUR 3,300 million to EUR 4,000 million, with no change in the EUR 1,800 million guarantee. The increase becomes effective on 1 July 2004. In connection with this increase, and with the same effective date, the Bank decided to adjust the guidelines for calling the member countries' guarantees. Under the adjusted guidelines, the Bank will assume 100% of any losses occured under an individual PIL loan, up to the amount available at any given time in the Special credit risk fund for PIL. Only thereafter would the Bank call the member countries' guarantees. In view of these adjusted guidelines, the Board of Directors intends to propose that the Bank allocate significant amounts from the Bank's profits to the Special credit risk fund for PIL in "Equity" during the next few years.

The Bank is authorised to grant special Environmental Investment Loans (MIL) up to an amount of EUR 300 million, for the financing of environmental projects in the neighbouring areas to the Nordic countries. The increase in the Bank's Environmental Investment Loan facility from EUR 100 million to EUR 300 million became effective on 1 January 2003. The Bank's member countries guarantee 100% of the MIL loan facility.

Until 31 December 1999 the Bank granted loans for investments in the Baltic countries within the EUR 60 million Baltic Investment Loan facility (BIL). The member countries guarantee 100% of the BIL loan facility.

The Bank's lending transactions are recognised in the Balance Sheet at the time the funds are transferred to the borrower. Loans are recognised initially at historical cost, which corresponds to the fair value of the transferred funds including transaction costs. Outstanding loans are carried at amortised cost. If the loans are hedged against changes in fair value by using derivative instruments, they are recognised in the Balance Sheet at fair value, with value changes recognised in the Profit and Loss Account.

Provisions for loan losses
Receivables are carried at their estimated recoverable amount. Loans are recognised in the Balance Sheet net of write-downs both for actual as well as possible loan losses. On the liabilities side, possible loan losses are recognised in respect of the guarantees NIB has issued. Actual and possible losses are taken as charges to the Profit and Loss Account, less amounts recovered. The net cost of any calls made under guarantees and other similar commitments issued by NIB is likewise recognised in the Profit and Loss Account.

Provisions for impairment are made based on individual assessment of the collectable amount for loans and guarantees. The assessment takes into account any costs of administration or realisation of the security.

In the event that payments in respect of an Ordinary Loan are more than 90 days overdue, all of the borrower's loans are deemed to be in non-accrual status.

In the event that payments in respect of a PIL loan to a government or guaranteed by a government are more than 180 days overdue, all of the borrower's loans are deemed to be in non-accrual status. Whenever payments in respect of a PIL loan which is not to a government or guaranteed by a government are more than 90 days overdue, all of the borrower's loans are deemed to be in non-accrual status. Provisions for loan losses are then made in respect of the part of the outstanding loan principal, interest, and fees that correspond to the Bank's own risk for this loan facility at any given point in time.

Intangible assets
Intangible assets mainly consist of investments in software, software licenses and ongoing investments in new IT systems. The investments are carried at historical cost, and are amortised over the assessed useful life of the assets, which is estimated to be between 3 and 10 years. The amortisations are made on a straight-line basis over the useful life of the assets.

Tangible assets
Tangible assets in the Balance Sheet include land, buildings, office equipment, shares, and other tangible assets owned by the Bank. The assets are recognised at historical cost, less any accumulated depreciation based on their assessed useful life. No depreciations are made for land. The Bank's office building in Helsinki is depreciated straight-line over a 40-year period. The Bank's other buildings are depreciated over a 30-year period. The depreciation period for office equipment and other tangible assets is determined by assessing the individual item. The depreciation period is usually 3 to 5 years.

Write-downs
The Bank's assets are annually reviewed for impairment. If there is any objective evidence of impairment, the possible impairment loss is determined based on the recoverable amount of the assets.

Borrowing
The Bank's borrowing transactions are recognised in the Balance Sheet at the time the funds are transferred to the Bank. The borrowing transactions are recognised initially at historical cost, which is the fair value of the funds transferred, less transaction costs. Outstanding borrowing is carried at amortised cost. The Bank uses derivative instruments to hedge the fair value of virtually all its borrowing transactions. In these instances the borrowing transaction is recognised in the Balance Sheet at fair value, with any changes in value recognised in the Profit and Loss Account.

Derivative instruments
The Bank's derivative instruments are recognised at fair value in the Balance Sheet as "Other assets" or "Other liabilities".

During the time the Bank holds a derivative instrument, any changes in the fair value of such an instrument are recognised in the Profit and Loss Account, or directly in "Equity" as part of the item "Other value adjustments", depending on the purpose for which the instruments were acquired. The value changes of derivative instruments that were not acquired for hedging purposes are recognised in the Profit and Loss Account. The accounting treatment for derivative instruments that were acquired for hedging purposes depends on whether the hedging operation was in respect of cash flow or fair value.

When hedging future cash flows, the change in fair value of the effective portion of the hedging instrument is recognised directly in "Equity" as part of the item "Other value adjustments" until the maturity of the instrument. At maturity, the amount accumulated in "Equity" is included in the Profit and Loss Account in the same period or periods during which the hedged item affects the Profit and Loss Account.

When hedging the fair value of a financial asset or liability, the derivative instrument's change in fair value is recognised in the Profit and Loss Account together with the hedged item's change in fair value in "Adjustment to hedge accounting".

Sometimes a derivative may be a component of a hybrid financial instrument that includes both the derivative and a host contract. Such embedded derivative instruments are part of a structured financing transaction that is hedged against changes in fair value by means of matching swap contracts. In such cases, both the hedged borrowing transaction and the hedging derivative instrument are recognised at fair value with changes in fair value in the Profit and Loss Account.

The hedge accounting is based on a clearly documented relationship between the item hedged and the hedging instrument. When there is a high (negative) correlation between the hedging instrument on the one hand and the value change on the hedged item or the cash flows generated by the hedged item on the other hand, the hedge is regarded as effective. The hedging relationship is documented at the time the hedge transaction is entered into, and the effectiveness of the hedge is assessed continuously.

Fair value
The fair value of financial instruments, including derivative instruments, that trade in a liquid market, is bid or offered closing price at Balance Sheet date. Where there is not a liquid market for a financial instrument, fair value is determined by discounting the estimated future cash flows at market rates that correspond to the remaining lifetime of the instrument. The Bank's structured borrowing transactions with embedded derivative instruments, and the hedging swap contracts, are measured at fair value by using valuation models.

Equity
The Bank's authorised and subscribed capital is EUR 4,000 million, of which the paid-in portion is EUR 404.3 million. Payment of the subscribed, non paid-in portion of authorised capital will take place upon request by the Bank's Board of Directors to the extent that the Board deems it necessary for the fulfilment of the Bank's debt obligations.

The Bank's reserves have been built up by means of appropriations from the profits of previous accounting periods, and consist of the Statutory reserve, as well as funds for credit risks: the General credit risk fund, the Special credit risk fund for PIL, and the fund for the HIPC programme (Debt Initiative for Heavily Indebted Poor Countries).

The Bank's profits are transferred to the Statutory reserve until the latter amounts to 10% of NIB's subscribed authorised capital. Thereafter, the Nordic Council of Ministers, after proposal of the Bank's Board of Directors, shall decide upon the allocation of the profits between the Statutory reserve and dividends on the subscribed capital.

The General credit risk fund is designed to cover unidentified exceptional risks in the Bank's operations. The allocations to the Special credit risk fund for PIL are made primarily to cover the Bank's own risk in respect of loan losses on PIL loans.

In 2000, the Bank decided to participate in the HIPC programme initiated by the World Bank and the International Monetary Fund. NIB's participation in the programme concerns only one borrower country.

Interest
The Bank's net interest income includes accrued interest on loans that have not been placed in non-accrual status, as well as accruals of the premium or discount value of financial instruments. Net interest income also includes swap fees that are accrued over the transactions' lifetimes.

Borrowing costs are recognised as reductions of the borrowing in the Balance Sheet. They are amortised over the lifetime of the borrowing and included in "Net interest income" in the Profit and Loss Account.

Fees and commissions
Fees collected when disbursing loans are recognised as income at the time of the disbursement, which means that fees and commissions are recognised as income at the same time as the costs are incurred. Commitment fees are charged on loans that are agreed upon but not yet disbursed, and are accrued in the Profit and Loss Account over the commitment period.

Annually recurrent costs arising as a result of the Bank's borrowing, investment, and payment transactions are recognised under the item "Commission expense and fees paid".

Financial transactions
The Bank recognises in "Net profit on financial operations" both realised and unrealised gains and losses on debt securities and other financial instruments. Adjustments for hedge accounting are included.

Administrative expenses
The Bank provides services to the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO). Payments received by the Bank for providing services at cost to these organisations are recognised as a reduction in the Bank's administrative expenses.

NIB receives a host country reimbursement from the Finnish government equal to the tax levied on the salaries of NIB's employees. This payment is shown in note 5, and reduces the Bank's administrative expenses.

Leasing agreements
Leasing agreements are classified as operating leases if the rewards and risks incident to ownership of the leased asset, in all major respects, lie with the lessor. Lease payments under operating leases are recognised on a straight-line basis over the lease term. The Bank's rental agreements are classified as operating leases.

Employees' pensions and insurance
The Bank is responsible for the pension coverage of its personnel. In accordance with the Headquarters Agreement between the Bank and the Finnish Government, the Bank has adopted the Finnish State pension system for the Bank's personnel. The Bank's pension liability is completely covered. Contributions to the pension plan, which are paid to the Finnish State Pension Fund, are calculated as a percentage of salaries. The Finnish Government determines the basis for the contributions, and the Republic of Finland State Treasury establishes the actual amount of the contributions. Under the Finnish pension system at present, the usual age of retirement is 65.

NIB has also submitted to extra pension insurance for its employees. This is a group pension insurance that is based on a defined contribution plan.

In addition to the Finnish social security system for its employees, NIB has subscribed to a comprehensive accident, life and health insurance programme.

RISK MANAGEMENT
The Bank's guidelines for its risk management are characterised by a conservative attitude. These guidelines call for continuous monitoring of NIB's risk exposure in the form of interest rate, foreign exchange rate, and counterparty risks. The Board of Directors establishes limits for these risks. The market risks are controlled with a combination of value-at-risk (VaR), duration, and gap analysis.

The Bank uses derivative instruments in the form of interest rate and currency swaps, forward contracts, futures, forward rate agreements, and options, in order to protect itself against market risks that may occur in the Bank's borrowing and lending operations. Through this hedging policy, the Bank strives to eliminate these market risks, usually on a back-to-back basis.

Foreign exchange rate risk
According to its Statutes, the Bank has to protect itself against foreign exchange rate risk to the extent practicable. Exchange rate risks can occur in the Bank's operations because NIB's lending operations are funded in a currency other than the currency in which the loan is denominated. These exchange rate risks are minimised by hedging the exchange rate exposure inherent in the borrowing operations by means of swap contracts. Swap contracts, however, do not eliminate the exchange rate risk in the Bank's future interest margin income in foreign currencies. The risk primarily involves foreign exchange rate changes between the euro and the US dollar, which risk is, however, limited.

Interest rate risk
The interest rate risk is the possible effect that changes in market interest rates can have on the value of interest-bearing assets and liabilities, and on the interest flow that is recognised in the Profit and Loss Account. The interest rate risk is dependent on the length of the interest rate fixing period, and on the maturity profile of assets relative to liabilities. Differences in the length of interest rate fixing periods can involve sensitivity to changes in interest rate levels (general interest rate risk). The differences in the maturity profile between assets and liabilities can lead to a refinancing or reinvestment risk, as changes may occur in the assets' or liabilities' interest rate margins. The Bank has an established limit system to control general interest rate risk as well as refinancing and reinvestment risks. The system measures differences in interest rate fixing periods and in maturity profiles, and calculates their estimated effect on the Bank's net interest income.

The Bank invests an amount corresponding to its equity in interest-bearing securities with high credit ratings. Approximately one-third of the Bank's equity has been placed in a marked-to-market portfolio with a maximum duration of 5.5 years and a daily value-at-risk not exceeding 0.4% of the portfolio's value at a 95% confidence level. The remaining two thirds of the Bank's equity has been placed in a held-to-maturity portfolio that has a duration of between 3.0 and 5.5 years. Fluctuations in the value of the trading portfolio affect the Bank's profits. Fluctuations in interest rates also affect the net interest income in the held-to-maturity portfolio, since the interest and capital at maturity are reinvested.

Credit risk
Credit risk is realised in the event the Bank's counterparties fail to fulfill their contractual obligations vis-à-vis the Bank. Credit risk is an integral part of bank operations, and exists in the Bank's various products such as loans, guarantees, derivative instruments, etc.

The Bank's credit risk is monitored by means of a common, unified risk classification system, in which the Bank's counterparties are divided into credit risk categories on a scale from 1 to 10. The Bank also has rules for credit risk concentrations with regard to individual counterparties, economic sectors, countries, etc.

Note 8 provides information regarding the geographical distribution of the Bank's loans and guarantees issued, as well as their distribution by type of security.

Liquidity risk
The Bank's policy is to have a level of liquidity that corresponds to its net liquidity requirements for the following 12 months. These funds are invested partially in the interbank market and partially in various kinds of floating interest rate debt securities. A small portion is invested in fixed-interest rate instruments. The average duration of the liquidity portfolio is restricted by the limit for interest rate risk.

Operational risk
NIB deals with legal risks and other risks through a system of internal controls, and by clear rules for assignment of work and responsibilities among and within all the Bank's departments. The internal controls cover systems and procedures for monitoring transactions, positions and documentation with a clear segregation of duties between recording, risk management and transaction generating functions.

INTERNAL AUDIT
The internal audit is part of the Bank's internal control system. Important focal areas for the internal audit include the efficiency and reliability of the Bank's individual processes and systems, as well as compliance with the Bank's Statutes and other central directives and regulations. The internal audit is carried out in accordance with international standards for the professional practice issued by the Institute of Internal Auditors. The internal audit's annual activity plan is approved by the Board of Directors, and the audit reports are regularly submitted to the Board of Directors and to the Bank's Control Committee.

SEGMENT INFORMATION
Segment information and currency distribution in the notes are presented in nominal amounts. The adjustment to hedge accounting is presented as a separate item.

RECLASSIFICATIONS
Some minor reclassifications have been made. The comparative figures have been adjusted accordingly.

NOTES TO THE PROFIT AND LOSS ACCOUNT, BALANCE SHEET AND CASH FLOW STATEMENT

(1) Segment Information
(2) Interest Income and Interest Expense
(3) Commission Income and Fees Received
(4) Net Profit on Financial Operations
(5) General Administrative Expenses
(6) Possible Loan Losses and Actual Loan Losses
(7) Financial Placements
(8) Loans and Guarantees Outstanding
(9) Intangible and Tangible Assets
(10) Depreciations and Write-Downs
(11) Other Assets
(12) Outstanding Debts Evidenced by Certificates and Swaps
(13) Other Liabilities
(14) Authorised Capital — Paid-In Capital
(15) Statutory Reserve
(16) Credit Risk Funds
(17) Collateral and Commitments
(18) Fair Value of Financial Instruments
(19) Maturity Profile
(20) Average Balance Sheet
(21) Cash Flow Statement
(22) Exchange Rates

(1) SEGMENT INFORMATION
(Amounts in EUR 1,000)

Primary reporting segment — business operations
In its segment reporting, NIB divides its operations into two major segments: lending and financial operations. The lending operations consist of granting of loans on commercial terms in and outside the Nordic countries for projects of mutual interest for the Nordic countries and the borrower country. Financial operations consist of management of liquidity and placement of funds in financial investment portfolios.

			Placements in				Placements in
			financial				financial
			investment				investment
	Lending	Liquidity	portfolios	Total	Lending	Liquidity	portfolios	Total

	2003	2003	2003	2003	2002	2002	2002	2002

Net interest income	69,523	15,354	70,552	155,429	62,371	10,920	76,430	149,721
Commission income and fees received	4,753	123	—	4,876	5,347	274	—	5,621
Commission expense and fees paid	-76	-1,394	—	-1,470	-14	-1,190	—	-1,204
Net profit on financial operations	396	12,628	1,545	14,569	901	889	11,213	13,003
Foreign exchange losses	—	-23	—	-23	—	-44	—	-44
Administrative expenses, depreciations and write-downs	-19,274	-941	-2,139	-22,354	-18,739	-1,082	-2,172	-21,993
Provisions for possible loan losses	307	—	—	307	-3,475	—	—	-3,475
Profit for the year	55,629	25,747	69,958	151,334	46,392	9,767	85,472	141,631
Assets	10,588,906	4,427,740	1,649,610	16,666,256	10,192,059	4,215,892	1,540,050	15,948,001

Secondary reporting segment — geographical segment
(Amounts in EUR 1,000)

In the Nordic countries, the Bank participates in the financing of cross-border investments and projects in industry that concern several Nordic countries. The core of NIB's lending operations outside the Nordic countries consists of loans under the Bank's Project Investment Loan facility for projects in emerging markets. NIB also grants loans to projects in the OECD area and the Baltic countries.

The table below is based on the region where the borrowers reside. 1)

	2003	2002
	Net interest income	Net interest income
Nordic loans
Denmark	4,880	4,853
Finland	14,233	12,199
Iceland	2,205	2,607
Norway	5,336	4,791
Sweden	19,678	14,493
Total, Nordic loans	46,332	38,943

	2003	2002
	Net interest income	Net interest income
International loans
Africa	2,049	1,694
Asia	7,518	8,932
Baltic countries and Poland	3,965	3,861
Eastern and Central Europe	2,523	3,303
Latin America	5,217	4,039
Middle East	1,442	1,578
Western Europe	477	21
Total, international loans	23,191	23,428
Total, net interest income from lending	69,523	62,371

1) According to the domicile of the borrower's group headquarters.

(2) INTEREST INCOME AND INTEREST EXPENSE
(Amounts in EUR 1,000)

Interest income	2003	2002
Cash and cash equivalents	81,353	82,202
Placements with credit institutions at more than 6 months	1,677	2,516
Debt securities for more than 6 months	54,851	49,354
Outstanding loans	331,005	394,359
Other interest income	454	64
Total, interest income	469,341	528,496

Interest expense
Short-term amounts owed to credit institutions	5,498	5,289
Long-term amounts owed to credit institutions	2,339	2,304
Debts evidenced by certificates	653,899	679,771
Swap contracts and other interest expenses, net	-356,623	-317,844
Borrowing costs	8,798	9,254
Total, interest expense	313,912	378,775

(3) COMMISSION INCOME AND FEES RECEIVED
(Amounts in EUR 1,000)

	2003	2002
Commitment fees	1,997	1,795
Loan disbursement fees	2,114	3,057
Guarantee commissions	172	180
Premiums on prepayments of loans	470	423
Commissions on lending of securities	123	166
Total, commission income and fees received	4,876	5,621

(4) NET PROFIT ON FINANCIAL OPERATIONS
(Amounts in EUR 1,000)
	2003	2002
Debt securities in trading portfolio, realised gains and losses	7,443	216
Debt securities in trading portfolio, unrealised gains and losses	-3,976	12,264
Adjustment to hedge accounting, unrealised
gains and losses of fair value hedges	5,427	1,396
Changes in fair value of non-hedging derivatives, unrealised
gains and losses	2,794	-1,400
Repurchase of NIB bonds, other items	2,880	526
Total, net profit on financial operations	14,569	13,003

(5) GENERAL ADMINISTRATIVE EXPENSES
(Amounts in EUR 1,000)

	2003	2002
Personnel costs	13,845	13,454
Pension premiums in accordance with
the Finnish State pension system	2,786	2,612
Other pension premiums	678	654
Office premises costs	900	760
Other general administrative expenses	7,076	7,174
Cost coverage, NDF and NEFCO	-879	-754
Cost coverage, rental income and other
administrative income	-991	-707
Total	23,415	23,193

Host country reimbursement according to agreement with
the Finnish Government	-3,662	-3,500
Net	19,753	19,693

Average number of employees	147	143

The average age of the staff was 43, and the average period of employment was 9 years.

Compensation for the Board of Directors, the Control Committee, and Senior Management
Compensation for the Board of Directors and the Control Committee is set by the Nordic Council of Ministers. Compensation for the Bank's senior management is set by the Board of Directors, and is paid in the form of fixed salaries and ordinary fringe benefits.

Compensation for the Chairman of the Board of Directors, the Members of the Board of Directors, the President and CEO and the Control Committee is presented in the table below:
(Amounts in EUR)

	2003	2002
	Compensation/emolument	Compensation/emolument
Chairman of the Board of Directors	12,089	12,030
Other Members of the Board of Directors	78,163	75,544
President and CEO	364,907	330,191
Control Committee	18,792	18,144

Senior management is granted staff loans from the Bank at interest rates and on terms and conditions equal to those applicable to other employees. The rates are set with reference to the so-called base rate determined from time to time by the Finnish Ministry of Finance.

The pension benefits for the Bank's senior management are based on the Finnish State pension system.

Rental agreement
NIB operates in its own office building in Helsinki. Of the building's total area of 18,500 m2, 1,000 m2 are rented to other parties. The Bank rents an additional office space of 837 m2.

(6) POSSIBLE LOAN LOSSES AND ACTUAL LOAN LOSSES
(Amounts in EUR 1,000)
	2003	2002
Loan losses covered by provisions previously made	2,857	—
Reversals of previous provisions recognised in this year's
accounts as actual losses	-3,500	—
Provisions for the year's possible loan losses	988	3,711
Reversals of previous provisions for possible loan losses	-652	-237
Provision for possible loan losses, net	-307	3,475

See also note 8.

(7) FINANCIAL PLACEMENTS

The debt securities were issued by the following counterparties:
(Amounts in EUR million)

	2003	2002
Governments	569	570
Public institutions	52	35
Other	633	365
Total, debt securities	1,254	970

These debt securities are at fixed interest rates.

The distribution of the Bank's debt security portfolios is as follows:
(Amounts in EUR million)

	Book value		Fair value
	2003	2002	2003	2002
Trading portfolio	361	279	361	279
Held-to-maturity portfolio	893	691	936	740
Total, debt securities	1,254	970	1,297	1,019

(8) LOANS AND GUARANTEES OUTSTANDING

Loans outstanding are recognised net of possible loan losses and actual loan losses.

Loans outstanding are distributed as follows over the Bank's four loan facilities:
(Amounts in EUR million)

	2003	2002
Ordinary Loans
Investment loans in the Nordic countries	8,219	7,819
Regional loans in the Nordic countries	87	100
Investment loans outside the Nordic countries	130	65
Adjustment to hedge accounting	45	56
Total	8,481	8,040

Project Investment Loans (PIL)
Africa	247	242
Asia	701	815
Baltic countries and Poland	402	355
Eastern and Central Europe	135	144
Latin America	389	336
Middle East	126	147
Adjustment to hedge accounting	6	9
Total	2,006	2,048

Environmental Investment Loans (MIL)	17	1
Baltic Investment Loans (BIL)	18	21
Total, loans outstanding	10,522	10,110

Loans outstanding at floating interest rates amount to EUR 9,081 million (8,612), while those at fixed interest rates amount to EUR 1,391 million (1,433). Guarantees issued under the Ordinary Lending amounted to EUR 28.6 million (32.0) on 31 December 2003.

Provisions for loan losses
A total of EUR 4.8 million (8.4) has been deducted from the Bank's loans outstanding for provisions for possible loan losses. EUR 1.8 million (2.9) is for provisions for Project Investment Loans. The following changes were recognised in the Balance Sheet in respect of provisions for loan losses:
(Amounts in EUR million)

	2003	2002
Provisions on 1 January	8.4	5.3
Provisions made during the year	1.0	3.7
Reversals of previous provisions	-1.3	-0.2
Loan losses covered by provisions previously made	-2.9	—
Exchange rate adjustments	-0.4	-0.4
Provisions on 31 December	4.8	8.4

See also note 6.

The distribution of provisions for possible loan losses was as follows:
(Amounts in EUR million)

Distribution by lending facility:	2003	2002
Ordinary loans in the Nordic countries
Investment loans in the Nordic countries	3.0	5.5
Project Investment Loans
Asia	0.2	0.4
Eastern and Central Europe	0.2	0.9
Latin America	1.3	1.6
Total, provisions	4.8	8.4

As of 31 December 2003, the Bank did not have any loans in non-accrual status under its Ordinary Lending in the Nordic countries (that is, loans within Ordinary Lending that were more than 90 days overdue). In 2002, that amount was EUR 3.7 million. On 31 December 2003, the Bank had EUR 17.8 million (21.6) of loans in non-accrual status within its Project Investment Loan facility.

As of 31 December 2003, loans agreed but not yet disbursed amounted to the following:
(Amounts in EUR million)

Loans agreed but not yet disbursed	2003	2002
Ordinary Loans	254	184
Project Investment Loans	633	862
Environmental Investment Loans	90	48
Total, loans agreed but not yet disbursed	978	1,093

The amounts set forth above for loans agreed but not yet disbursed include loans for considerable amounts, where certain conditions, primarily interest rate conditions, may not yet have received final approval. They therefore cannot be considered as binding commitments for the Bank.

Currency distribution of loans outstanding
(Nominal amounts, in EUR million)

Currency	Ordinary Loans		PIL-loans		Total
	2003	2002	2003	2002	2003	2002
Nordic currencies	2,716	2,504	3	4	2,719	2,508
EUR	4,093	3,517	435	321	4,558	3,853
USD	1,517	1,831	1,522	1,669	3,041	3,503
Other currencies	110	132	40	46	154	182
Total	8,436	7,983	2,001	2,040	10,472	10,045

Adjustment to hedge accounting	45	56	6	9	51	65
Total, loans outstanding	8,481	8,040	2,006	2,048	10,522	10,110

The total amount also includes EUR 17 million (0.7) in Environmental Investment Loans (MIL) and EUR 18 million (21) in Baltic Investment Loans (BIL).

Sector distribution
(Amounts in EUR million)

Loans outstanding as of 31 December 2003	2003	2003	2002	2002
Manufacturing	4,317	41%	4,204	42%
Energy	2,494	24%	2,334	23%
Transport and communication	1,526	15%	1,592	16%
Trade and services	719	7%	656	6%
Bank and finance 1)	682	6%	647	6%
Regional loans	87	1%	100	1%
Other	647	6%	513	5%
Adjustment to hedge accounting	51	0%	65	1%
Total	10,522	100%	10,110	100%

Loans disbursed	2003	2003	2002	2002
Manufacturing	637	34%	550	33%
Energy	491	27%	492	30%
Transport and communication	290	16%	267	16%
Trade and services	183	10%	120	7%
Bank and finance 1)	123	7%	116	7%
Regional loans	—	0%	11	1%
Other	117	6%	92	6%
Total	1,841	100%	1,648	100%

1) The Bank's financial intermediaries.

Distribution of loans outstanding and guarantees by various types of security
The following table shows loans outstanding, including guarantee commitments, distributed by type of security:
(Amounts in EUR million)

As of 31 December 2003		Amount	Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries		189	1.8
Loans to or guaranteed by other countries		1,421	13.5
Loans to or guaranteed by local authorities in member countries		294	2.8
Loans to or guaranteed by companies owned 50% or more
by member countries or local authorities in member countries		628	6.0
Loans to or guaranteed by banks		618	5.9
Other loans
Backed by a lien or other security in property	460
With a negative pledge clause and other covenants	4,992
With a guarantee from the parent company and other guarantees	1,855	7,307	69.6
Loans without security		43	0.4
Total		10,500	100.0

Adjustment to hedge accounting		51
Total, loans outstanding (including guarantees)		10,551

As of 31 December 2002		Amount	Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries		222	2.2
Loans to or guaranteed by other countries		1,529	15.2
Loans to or guaranteed by local authorities in member countries		322	3.2
Loans to or guaranteed by companies owned 50% or more
by member countries or local authorities in member countries		742	7.4
Loans to or guaranteed by banks		546	5.4
Other loans
Backed by a lien or other security in property	516
With a negative pledge clause and other covenants	4,518
With a guarantee from the parent company and other guarantees	1,626	6,659	66.1
Loans without security		58	0.6
Total		10,077	100.0

Adjustment to hedge accounting		65
Total, loans outstanding (including guarantees)		10,142

The member countries guarantee Project Investment Loans (PIL) up to the following amounts as of 31 December 2003:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %
Denmark	391,225	21.7
Finland	357,094	19.8
Iceland	16,139	0.9
Norway	340,991	19.0
Sweden	694,551	38.6
Total	1,800,000	100.0

The member countries guarantee Environmental Investment Loans (MIL) up to the following amounts as of 31 December 2003:
(Amounts in EUR 1,000)

	2003		2002
Member country	Amount of guarantee	Share, in %	Amount of guarantee	Share, in %
Denmark	72,600	24.2	24,000	24.0
Finland	53,200	17.7	16,600	16.6
Iceland	3,300	1.1	1,100	1.1
Norway	63,500	21.2	19,500	19.5
Sweden	107,400	35.8	38,800	38.8
Total	300,000	100.0	100,000	100.0

The member countries guarantee Baltic Investment Loans (BIL) up to the following amounts as of 31 December 2003:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %
Denmark	13,380	22.3
Finland	11,700	19.5
Iceland	630	1.0
Norway	11,340	18.9
Sweden	22,950	38.3
Total	60,000	100

(9) INTANGIBLE AND TANGIBLE ASSETS

The Bank's intangible assets amounted to EUR 2.6 million (2.0).
As of 31 December 2003, the historical cost for buildings and land was recognised in the Balance Sheet, net of depreciation on the buildings in accordance with the depreciation plan, at EUR 30.3 million (31.0). Shares providing ownership rights in connection with employee housing accommodation and other shares and holdings have a balance sheet value of EUR 1.1 million (1.1). The value of office equipment and other tangible assets is recognised at EUR 3.2 million (1.9).

(10) DEPRECIATIONS AND WRITE-DOWNS
(Amounts in EUR 1,000)

	2003	2002
Intangible assets	761	438
Tangible assets
Buildings	670	670
Office equipment	1,169	1,192
Total	2,600	2,300

(11) OTHER ASSETS
(Amounts in EUR million)

	2003	2002
Derivatives are included in Other assets:
Floating interest rates, nominal amount	6,511	5,928
Fixed interest rates, nominal amount	11,032	11,013
Total, nominal amount	17,543	16,941
Netting of nominal amount per derivative	-16,987	-16,593
Derivative receivables, net 1)	556	348
Adjustment to hedge accounting and changes in
fair value of non-hedging derivatives	831	813
Derivative instruments	1,387	1,161
Other	5	5
Total	1,393	1,166

1) Includes capitalised swap fees.

Derivatives are carried at fair value in the Balance Sheet net per contract. Thus, swap contracts with a positive net fair value are reported in the Balance Sheet under "Other assets", while swap contracts with a negative net fair value are reported under "Other liabilities".

(12) OUTSTANDING DEBTS EVIDENCED BY CERTIFICATES AND SWAPS

At year-end, the Bank's borrowings evidenced by certificates were distributed among the currencies shown in the table below. The table also demonstrates the distribution of borrowings by currency on an after-swap basis:
(Amounts in EUR million)

Currency	Borrowing		Swap contracts payable/receivable		Net currency
	2003	2002	2003	2002	2003	2002
Nordic currencies	1,246	1,492	1,544	1,102	2,790	2,593
EUR	928	1,276	5,112	3,799	6,040	5,075
USD	3,695	2,925	130	1,658	3,825	4,582
JPY	1,839	2,139	-1,796	-2,080	43	59
GBP	2,379	2,615	-2,364	-2,597	15	18
HKD	535	796	-535	-796	—	—
Other currcencies	1,584	893	-1,541	-850	43	43
Total	12,205	12,134	550	235	12,755	12,370

Adjustment to hedge accounting
and changes in fair value of
non-hedging derivatives	882	1,016	-844	-959	37	57
Swap fees	—	—	174	144	174	144
Total, borrowing outstanding	13,087	13,150	-121	- 580	12,966	12,570

The table set forth above includes 249 (224) borrowing transactions in the equivalent amount of EUR 8,934 million (8,877) entered into under the Bank's euro medium-term note programme, 4 (8) borrowing transactions in the equivalent amount of EUR 176 million (234) under the Bank's Swedish medium-term note programme, and 2 (1) borrowing transactions in the equivalent amount of EUR 1,584 million (954) under the Bank's US medium-term note programme. The Bank has established a USD 600 million commercial paper programme in Europe and another USD 600 million programme in the United States.

Of debt securities issued, EUR 1,571 million (1,869) are at floating interest rates, while EUR 10,375 million (9,984) are at fixed interest rates. Other borrowing transactions, EUR 259 million (281), are at fixed interest rates. As of 31 December 2003 the Bank had entered into agreements for future borrowings of EUR 20.0 million (272.6) in the form of 2 (9) borrowing transactions in euro having an average maturity of 25.0 years (10.4).

(13) OTHER LIABILITIES
(Amounts in EUR million)

	2003	2002
Derivatives are included in Other liabilities:
Floating interest rates, nominal amount	16,740	15,758
Fixed interest rates, nominal amount	1,352	1,419
Total, nominal amount	18,092	17,177
Netting of nominal amount per derivative	-16,812	-16,451
Derivative payables, net 1)	1,280	726
Adjustment to hedge accounting and changes in
fair value of non-hedging derivatives	-13	-144
Derivative instruments	1,267	582
Other	15	4
Total	1,282	586

1) Including swap fees.

Derivatives are carried at fair value in the Balance Sheet net per contract. Thus, swap contracts with a positive net fair value are reported in the Balance Sheet under "Other assets", while swap contracts with a negative net fair value are reported under "Other liabilities".

(14) AUTHORISED CAPITAL — PAID-IN CAPITAL

The member countries have subscribed to the following amounts of the Bank's authorised capital:
(Amounts in EUR million)

Member country	2003	Share, in %
Denmark	881.1	22.0
Finland	765.8	19.2
Iceland	38.6	1.0
Norway	793.1	19.8
Sweden	1,521.4	38.0
Total	4,000.0	100.0

The member countries' portions of paid-in capital are as follows:
(Amounts in EUR million)

Member country	2003	Share, in %
Denmark	89.2	22.1
Finland	74.4	18.4
Iceland	3.9	1.0
Norway	77.1	19.1
Sweden	159.5	39.5
Total	404.3	100.0

(15) STATUTORY RESERVE

At year-end 2002, the Statutory reserve amounted to EUR 554.0 million. From the profit of financial year 2002 EUR 91.0 million was transferred to the Statutory reserve. At the end of 2003, the Statutory reserve amounted to EUR 645.0 million, or 16.1% of the Bank's authorised capital.

(16) CREDIT RISK FUNDS

The General credit risk fund recognised in "Equity" is built up by means of allocations from prior years' profits. This fund is established to cover unidentified, exceptional credit losses. The General credit risk fund and the Statutory reserve together constitute the Bank's general reserves.

The General credit risk fund amounted to EUR 337.0 million in 2003. The Board of Directors is proposing that EUR 20.0 million be allocated to this fund from the year's profits.

In accordance with § 6A of its Statutes, the Bank has a Special credit risk fund for the Project Investment Loan facility. This fund is primarily designed to cover the Bank's own risk in respect of this lending facility. In 2003, the fund amounted to EUR 98.2 million.

The adjusted guidelines for calling the member countries' guarantees enter into force on 1 July 2004. Under these guidelines, the Bank assumes 100% of any losses under individual PIL loans, up to the amount at any given time available in the Special credit risk fund for PIL. When this fund is fully used the payment will take place based on the member countries' guarantees at the request of the Board of Directors. The Board of Directors has decided to propose that significant annual allocations be made to the Special credit risk fund for PIL during the next 3 to 5 years. The Board of Directors is proposing that EUR 90.0 million be allocated to this fund from the year's profits.

In addition, the Bank has established a EUR 4.3 million fund in "Equity" for the HIPC programme (Debt Initiative for Heavily Indebted Poor Countries).

Taken together, these credit risk funds amounted to EUR 439.5 million on 31 December 2003.

(17) COLLATERAL AND COMMITMENTS
(Amounts in EUR million)

	2003	2002
Guarantees issued (note 8)	29	32
Loans agreed but not yet disbursed (note 8)	978	1,093
Borrowing commitments	20	273
Subscription to shares in the European Investment Fund, unpaid portion	4	4

Securities and collateral with respect to derivatives exposure
Securities received 1)	162	161
Securities given 2)	255	1

1) Fair value.
2) Book value.

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS
(Amounts in EUR million)

			2003			2002
			Fair			Fair
			value			value
			—			—
	Carrying	Fair	Carrying	Carrying	Fair	Carrying
	amount	value	amount	amount	value	amount
Assets
Cash and cash equivalents	2,997	2,997	—	3,227	3,227	—
Placements with credit institutions	124	124	—	100	101	1
Debt securities	1,254	1,297	43	970	1,019	49
Other financial placements	8	8	—	6	6	—
Loans outstanding	10,522	10,526	4	10,110	10,133	23
Derivatives, net	1,387	1,387	—	1,161	1,161	—
			47			73
Liabilities
Short-term amounts owed
to credit institutions	252	252	—	281	281	—
Long-term amountes owed
to credit institutions	114	114	—	100	101	1
Debt securities issued	12,822	12,826	4	12,850	12,853	3
Other debt	264	264	—	299	299	—
Derivatives, net	1,267	1,267	—	582	582	—
			4			4

Net			43			69

(19) MATURITY PROFILE
(Amounts in EUR million)

The table set forth below presents assets and liabilities according to their remaining maturities, calculated from closing date to maturity date. The possibility of early repayment is taken into consideration regarding derivative contracts and borrowing transactions. Loans outstanding, however, are reported according to the latest possible repayment date. Those assets and liabilities that do not have a contractual maturity date, as well as all value adjustments, are recognised in the "Undefined" column .. See also notes 11 and 13.

	0-6	6-12	1-5	5-10	More than	Undefined	Total
	months	months	years	years	10 years

Assets
Cash and cash equivalents	717	147	1,956	71	105	1	2,997
Financial placements
Placements with credit institutions	67	57	—	—	—	—	124
Debt securities	69	12	693	395	82	5	1,254
Other	—	—	—	—	—	8	8

	136	69	693	395	82	13	1,387

Lending
Loans outstanding	436	508	4,806	4,057	664	51	10,552
Intangible assets	—	—	—	—	—	3	3
Tangible assets	—	—	—	—	—	35	35
Other assets
Derivatives
Receivables 1)	770	767	3,797	1,265	1,111	831	8,542
Payables	-698	-709	-3,624	-1,234	-889	—	-7,155

	72	58	173	32	222	831	1,387
Other assets	—	—	—	—	—	5	5
Accrued interest and fees receivable	—	—	—	—	—	331	331

Total assets	1,361	782	7,628	4,554	1,073	1,268	16,666

	0-6	6-12	1-5	5-10	More than	Undefined	Total
	months	months	years	years	10 years

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	252	—	—	—	—	—	252
Long-term	57	57	—	—	—	—	114

	309	57	—	—	—	—	367
Debts evidenced by certificates	1,009	1,206	6,653	1,425	1,912	882	13,087
Other liabilities
Derivatives
Receivables	-392	-843	-5,961	-1,302	-1,160	-13	-9,671
Payables	407	929	6,655	1,538	1,408	—	10,938

	15	87	694	236	248	-13	1,267
Other liabilities	—	—	—	—	—	15	15
Accrued interest and fees payable	—	—	—	—	—	282	282

Total liabilities	1,334	1,350	7,347	1,660	2,160	1,165	15,017

Equity	—	—	—	—	—	1,650	1,650

Total liabilities and equity	1,334	1,350	7,437	1,660	2,160	2,815	16,666

Net during the period	27	-568	280	2,894	-1,087	-1,546	—
Cumulative net during the period	27	-541	-261	2,634	1,546	—	—

1) Including swap fees.

(20) AVERAGE BALANCE SHEET
(Amounts in EUR million)
	2003	2002
Assets
Cash and cash equivalents	3,578	2,896
Financial placements
Placements with credit institutions	123	83
Debt securities	1,101	872
Other	2	6
	1,226	961

Lending
Loans outstanding	10,197	10,021
Intangible assets	2	2
Tangible assets	34	35
Other assets
Derivatives	1,202	919
Other assets	13	22
	1,215	941
Accrued interest and fees receivable	341	369
Total assets	16,594	15,225

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	280	242
Long-term amounts owed to credit institutions	121	83
	401	325
Debts evidenced by certificates
Debt securities issued	13,145	12,213
Other debt	269	282
	13,413	12,495

Other liabilities
Derivatives	877	573
Other liabilities	6	8
	883	582
Accrued interest and fees payable	301	331
Total liabilities	14,999	13,733

Equity	1,594	1,492
Total liabilities and equity	16,594	15,225

The average Balance Sheet is calculated on a monthly basis.

(21) CASH FLOW STATEMENT
(Amounts in EUR 1,000)

	2003	2002
Profit for the year	151,334	141,631
Amortisation of issuing charges	8,798	9,254
Market value adjustment, trading portfolio	6,364	-12,315
Depreciation and write-down in value of
tangible and intangible assets	2,600	2,300
Change in accrued interest and fees (assets)	23,805	44,633
Change in accrued interest and fees (liabilities)	-32,219	-52,346
Provision for possible losses on loans	-307	3,475
Adjustment to hedge accounting and changes
in fair value of non-hedging derivatives	-8,221	4
Other adjustments to the year's profit	57	665
Cash flow from operating activities	152,211	137,300

Specification of the change in cash and cash equivalents on 31 December:
(Amounts in EUR 1,000)

	2003	2002
Cash and balances with banks	10,430	5,651
Short-term placements with credit institutions	575,337	1,387,804
Liquid debt securities at floating interest rates	2,410,902	1,833,851
Cash and cash equivalents	2,996,669	3,227,307

Short-term amounts owed to credit institutions	-252,373	-280,749
Net liquidity	2,744,295	2,946,558

Change in net liquidity	-202,262	305,521

(22) EXCHANGE RATES

		EUR-rate on	EUR-rate on
		31 Dec 2003	31 Dec 2002
DKK	Danish krone	7.4450	7.4288
ISK	Icelandic krona	89.46	84.74
NOK	Norwegian krone	8.4141	7.2756
SEK	Swedish krona	9.0800	9.1528
AUD	Australian dollar	1.6802	1.8556
CAD	Canadian dollar	1.6234	1.6550
CHF	Swiss franc	1.5579	1.4524
CZK	Czech koruna	32.410	31.577
EEK	Estonian kroon	15.6466 *	15.6466*
GBP	Pound Sterling	0.7048	0.6505
HKD	Hong Kong dollar	9.8049	8.1781
JPY	Japanese yen	135.05	124.39
LVL	Latvian lats	0.6725	0.6140
NZD	New Zealand dollar	1.9244	1.9975
PLN	Polish zloty	4.7019	4.0210
SDR	Special drawing right	0.84823**	0.77408**
SGD	Singapore dollar	2.1450	1.8199
SKK	Slovakian koruna	41.170	41.503
TWD	Taiwanese dollar	42.82379**	36.33226**
USD	United States dollar	1.2630	1.0487
ZAR	South African rand	8.3276	9.0094

* Fixed exchange rate with regard to the euro.
** The exchange rate is calculated in such manner that the market rate for USD/relevant currency provides the EUR/relevant currency rate.

AUDITORS' REPORTS

To the Control Committee of the Nordic Investment Bank

In our capacity as auditors appointed by the Control Committee of the Nordic Investment Bank we have audited the Financial Statements, the accounting records and the administration of the Bank, for the year 2003. The Board of Directors and the President are responsible for the accounting documents as well as the administration. Based on our audit it is our responsibility to express an opinion on the Financial Statements and the administration of the Bank.

Our audit was conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates as well as evaluation of the overall financial statement presentation. Our audit also included a review of whether the Board of Directors' and the President's administration have complied with the Statutes of the Bank. We believe that our audit provides a reasonable basis for our opinions below.

In our opinion the Financial Statements give a true and fair view of the financial position of the Nordic Investment Bank as at 31 December 2003 and of the results of its operations and its cash flows in 2003 in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board. It is also our opinion that the administration of the Board of Directors and the President complied with the Statutes of the Bank.

Helsinki, 5 March 2004

Kristian Hallbäck
Authorised Public Accountant
Ernst & Young, Helsinki

Torbjörn Hanson
Authorised Public Accountant
Ernst & Young, Stockholm

To the Nordic Council of Ministers

Statement by the Control Committee of the Nordic Investment Bank on the audit of the administration and accounts of the Bank.

In accordance with section 13 of the Statutes of the Nordic Investment Bank we have been appointed to control the operations of the Bank and to be responsible for the auditing of the Bank's accounts. After having completed our assignment for the year 2003, we hereby submit the following report.

The Control Committee met during the fiscal year as well as after the Bank's Financial Statements had been prepared. Control and examination measures considered necessary were then performed. The Annual Report of the Bank was examined at a meeting in Helsinki on 5 March 2004. In carrying out its tasks, the Control Committee received such information and carried out such examination measures as it deemed necessary to assess the Bank's position in regard to its risks. We have also received the Auditors' Report, submitted on 5 March 2004 by the authorised public accountants appointed by the Control Committee.

Following our audit, we note that:

•	The Bank's operations during the financial year have been conducted in accordance with the Statutes, and that
•	The Financial Statements give a true and fair view of the financial position of the Bank as at 31 December 2003 and of its results and financing in 2003. The Profit and Loss Account shows a profit of EUR 151,334,450.72 for the financial period.

We recommend to the Nordic Council of Ministers that:

•	The appropriation of the Bank's profits for the financial period, as proposed by the Board of Directors, be approved;
•	The Profit and Loss Account and the Balance Sheet be adopted;
•	The proposal by the Board of Directors regarding distribution of dividends to the Bank's owners be approved; and
•	The Board of Directors and the President be discharged from liability for the administration of the Bank's operations during the accounting period examined by us.

Helsinki, 5 March 2004

Bill Fransson
Olavi Ala-Nissilä
Jónína Bjartmarz
Trond Helleland
Per Kaalund
Riitta Prusti
Gitte Seeberg
Tuve Skånberg
Guðmundur Snorrason
Anders Talleraas